Exhibit 1

For Immediate Release

Pointer Telocation to Present at the LD Micro Conference in Los Angeles on December 3, 2015

Rosh HaAyin, Israel November 25, 2015. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that its Chief Executive Officer, David Mahlab, will present at the LD Micro Conference on Thursday, December 3, 2015.

The conference will take place at the Luxe Sunset Boulevard Hotel in Los Angeles, California. Pointer’s Chief Executive Officer is scheduled to present at 2:00 pm Pacific Time, on December 3, 2015.

At the conference there will be an opportunity for investors to meet one-on-one with management. In addition, management will be meeting investors in New York on Tuesday, December 1, 2015.

Investors interested in meeting with management, either in Los Angeles or New York, should contact Pointer’s Investor Relations team at pointer@gkir.com

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit http://www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com